February 25, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Ariba, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2009

Filed November 25, 2009

File No. 000-26299

Ladies and Gentlemen:

We are responding to the comments contained in the letter dated February 3, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) related to the above referenced filing. For your convenience, we have repeated each comment contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1.	You state on pages 10, 80, and elsewhere that you operate in the Middle East and Africa, references generally understood to encompass Iran, Syria, and Sudan. You also announced in a press release dated May 26, 2009 on your website that ETA Ascon Star Group (“ETA Group”) has utilized your product to generate savings across its operations and has become your partner to sell your products in the Middle East. We are aware of publicly available information that indicates that ETA Group, through its group companies, operates in Sudan. Iran, Syria, and Sudan are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, if any, whether through subsidiaries, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

The Company respectfully advises the Staff that Ariba, Inc. (“Ariba” or the “Company”), including through its affiliated entities or other direct or indirect arrangements, does not have, and has not had, any customers in Iran, Syria or Sudan (the “Embargoed Territories”). To the Company’s knowledge, the Company has neither provided any products or services to the Embargoed Territories nor does it have any agreements, commercial arrangements or other contacts with the governments of those countries or entities controlled by those governments. The Company has not and does not conduct business with persons or entities in the Embargoed Territories. The Company does not maintain offices or employ personnel in the Embargoed Territories. Further, the Company has not authorized any reseller or partner to sell its software or services into the Embargoed Territories. This statement applies also with respect to the ETA Ascon Star Group (“ETA Group”), who is not authorized to sell the Company’s software or services into the Embargoed Territories. The Company does not anticipate having any commercial contacts with the Embargoed Territories or persons or entities in the Embargoed Territories in the future.

In addition to the Company’s business of selling software and services to end-user customers, the Company also operates the Ariba Supplier Network. This is a hosted network of suppliers that can transact business with the Company’s customers who utilize its software. Each supplier must register on the Supplier Network before being allowed to transact business with the Company’s customers as a member of the Supplier Network. This registration process includes a process where the supplier must designate its location. The Ariba Supplier Network does not allow a supplier to register with a designated location in any of the Embargoed Territories.

To the Company’s knowledge, none of its customers or partners, including ETA Group, re-export the Company’s products to any of the Embargoed Territories. In addition, the Company’s customer contracts and reseller contracts have provisions that require compliance with U.S. export control laws and regulations and prohibit the export, re-export, transfer, or use of the Company’s products in violation of U.S. export control laws.

Furthermore, as described in our Code of Business Conduct (the “Code”), which has been filed with the SEC as Exhibit 14.1 to our Form 10-K, dated as of December 1, 2006, the Company’s policy is to adhere to all applicable laws, rules and regulations, including U.S. export control laws, and all Ariba officers, employees and directors are required to be familiar with and comply with the Code.

Item 1. Business

General

2.	We note from your disclosure on page 32 that you have experienced an increase in backlog. Please disclose in your Business section the amount of backlog orders believed to be firm, to the extent material, as of a recent date and as of a comparable date in the preceding fiscal year, as required by Item 101(c)(1)(viii) of Regulation S-K.

Response:

The Company’s total backlog is based on contracts to provide software and services in each of its three categories of revenue (namely, Subscription Software, Maintenance, and Services & Other). For the reasons set forth below, the Company does not believe that the dollar amount of its total backlog is firm and material to an understanding of its business:

•

The concept of backlog is not defined in the accounting literature. As a result, comparing backlog between periods and with other companies is difficult and potentially misleading. For example, if customer payments vary depending on the level of use of the software, there is no guidance as to whether backlog is the minimum or most likely level of usage or whether payments required under the most likely level of usage constitute firm backlog. In addition, if a contract contains a cancellation clause or a renewal right, there is no guidance as to whether the backlog should be considered firm where the contract might be cancelled or not renewed.

•

Even if a company estimates contract backlog, there is no direct relationship between backlog, deferred revenue and revenue. For example, one contract might require that all payments must be made up front, with a result that the backlog is treated as deferred revenue upon entering into the contract, while another contract might require payments be made over the life of the contract as services are provided. As result, disclosure of the dollar amount of backlog is potentially misleading to investors.

•

Backlog can vary from year to year for reasons that are not closely correlated to the underlying performance of the Company’s business. Factors that can cause backlog to vary include the timing and duration of large customer subscription agreements, foreign currency fluctuations and the timing of when unbilled deferred revenue is to be recognized as revenue.

•

Backlog may not result in deferred revenue or revenue as a result of unforeseen factors at the time backlog is estimated, such as changes in customer financial circumstances (particularly, in the current economic environment), which creates uncertainty as to whether backlog should be considered firm for disclosure purposes.

•

Many of the Company’s services’ transactions are of a nature that a customer may cancel at their option, or delay the timing of delivery which would change its projections of whether the revenue may be recognizable in the current fiscal year. In addition, the value of services’ transactions that are contracted on a time-and-materials basis are based on estimates, from which actual revenue generated could vary. Therefore, there is great uncertainty as to whether backlog is firm for services’ arrangements.

•

In the software-as-a-service (“SaaS”) industry, most companies do not publicly disclose the estimated dollar amount of their backlog. As a result, even putting aside the risks in interpreting backlog disclosed above, backlog information for one SaaS company is of relatively limited utility to investors if they are unable to make peer-to-peer evaluations of backlog for other SaaS companies.

For the foregoing reasons, the Company has not disclosed the dollar amount of its total backlog in its SEC reports. However, where appropriate, the Company has disclosed trends in backlog on a qualitative basis in order to help investors understand how contract backlog may potentially impact future financial results.

Intellectual Property and Other Proprietary Rights, page 11

3.	You state on page 12 that you rely on third-party technology, some of which is integrated with your own software and used to perform key functions, such as the integration software from TIBCO for Ariba Buyer. We further note your risk factor disclosure on page 24 addressing your reliance on third-party technology. Please include a discussion in the Business section of the material terms of this and any other licensing agreements upon which you are dependent. In addition, please tell us how you determined that the TIBCO or other third-party licensing agreements on which you rely need to be filed as exhibits to the Form 10-K pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company has reviewed the TIBCO agreement as well as other third-party technology agreements upon which it relies in its business. The Company has determined that its reliance on technology from these third-party vendors does not expose the Company to risks that could potentially have a material adverse effect on its business if such technology were no longer available to the Company. In each case, the Company has enjoyed stable commercial relationships with these vendors over extended periods of time and is not aware of any material risk that these vendors will be unable to supply required technology solutions to the Company in the future. In addition, the Company can, if necessary, transfer to another solution or implement a work around with respect to third-party technology. For these reasons, the Company does not believe disclosure of the material terms of third-party technology relationships is required.

The Company has also reviewed the filing requirements of Item 601(b)(10) of Regulation S-K and determined that agreements with TIBCO and other third-party vendors are not material contracts within the meaning of that Item. In particular, the Company believes these contracts are such as ordinarily accompany the kind of business conducted by the Company and that the Company is not substantially dependent on them from a financial or operational standpoint.

In response to this Comment, the Company revised its Form 10-Q for the quarter ended December 31, 2009, filed with the SEC on February 5, 2010 to revise the legacy risk factor relating reliance on third-party technology to delete references to TIBCO and to clarify that the risks discussed in the risk factor are not expected to have a material adverse effect on the Company.

Available Information, page 13

4.	Please disclose your Internet address. Refer to Item 101(e)(3) of Regulation S-K.

Response:

The Company’s corporate internet address is www.ariba.com. The Company will include its corporate internet address in subsequent annual filings with the SEC.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Issuer Purchases of Equity Securities, page 28

5.	In your future filings, please ensure that your tabular disclosure of equity purchases by you and your affiliates conforms to the requirements of Item 703 of Regulation S-K. In this regard, we note that you have not included a column disclosing the maximum number or approximate dollar value of shares or units that may be purchased under the plans or programs.

Response:

The Company confirms that it has provided a column disclosing the maximum number or approximate dollar value of shares or units that may be purchased under its plans or programs in its tabular disclosure of equity purchases by the Company and its affiliates in its Form 10-Q for the quarterly period ended December 31, 2009, filed with the SEC on February 5. 2010. The Company also confirms that the maximum number or approximate dollar value of shares or units that may be purchased under its plans or programs as of each of the three months ended September 30, 2009 was zero.

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operations

Application of Critical Accounting Policies and Estimates

Recoverability of goodwill, page 46

6.	In light of the significance of your goodwill balance and the fact that you operate in several reporting units, please tell us how you considered providing a more robust and comprehensive discussion in your critical accounting policies regarding your impairment testing policy. In this regard, your disclosures should be expanded to provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Your disclosures should include the following: a more detailed description of the steps you perform to review goodwill for recoverability, the nature of the valuation techniques you employed in performing the impairment tests, and a description of the significant estimates and assumptions used in your valuation model. See Section V of SEC Release 33-8350.

Response:

In response to the Staff’s comment, the Company describes below management’s insights and assumptions with regard to future recoverability of goodwill, including a more detailed description of the steps the Company performs to review goodwill for recoverability, the nature of the valuation techniques in performing the impairment tests and a description of the significant estimates and assumptions used in the Company’s valuation model. The Company will add the expanded disclosures the Staff requested in its future filings.

The Company tests goodwill for impairment annually and more frequently if events and circumstances indicate that the asset may be impaired and that the carrying value may not be recoverable. The provisions of Accounting Standard Codification (“ASC”) 350 require that a two-step impairment test be performed on goodwill. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company’s reporting units are consistent with the reportable segments identified in Note 9 of Notes to the Consolidated Financial Statements. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If upon completing the second step of the impairment test the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The fair value of the Company’s reporting units were determined using the income approach and the market approach. The income approach is a valuation technique whereby the Company calculates the fair value of each reporting unit based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans and industry data. The market approach is a valuation technique whereby the Company calculates the fair value of each reporting unit by comparing it to public traded companies in similar lines of business or to comparable transactions or assets. In selecting comparable companies, the Company researched companies in the reporting unit’s respective segments.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions using the income approach include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions. The estimates and assumptions using the market comparable approach include determination of appropriate market comparables and an appropriate control premium. The Company uses its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, the Company makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units.

The Company’s most recent annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal year 2009, did not result in an impairment charge, nor did the Company record any goodwill impairment in any period presented. For the Staff’s information, the calculated fair value of the reporting units exceeded the carrying value by over $500 million in total at September 30, 2009, with a minimum excess of $150 million for each reporting unit.

Item 8. Financial Statements and Supplementary Data

Note 5 – Fair Value

Auction Rate Securities, page 71

7.	We note that you have recorded credit losses on your auction rate securities. Please tell us how you considered the disclosures required by ASC 320-10-45-8A and 9A and ASC 320-10-50-8B.

Response:

In response to the Staff’s comment, as disclosed in Note 5—Fair Value to the Consolidated Financial Statements, the Company recorded an other-than-temporary impairment of $1.4 million in the fiscal year ended September 30, 2009. Additionally, the Company determined that the other-than-temporary loss was principally related to the credit loss on the investment due to the change in fair value being driven by the amounts at risk of loss to principal and future interest payments. As such, the full other-than-temporary impairment of $1.4 million was included within the Interest and other (expense) income, net line item on the Consolidated Statement of Operations. As none of the other-than-temporary investment loss was allocated to other comprehensive income (loss), the Company determined that the tabular presentation on the face of the statement of earnings as required by ASC 320-10-45-8A was not necessary information for investors. Additionally, the amount was not included within the Statement of Stockholders’ Equity as noted in ASC 320-10-45-9A, due to immateriality.

Additionally, the Company also determined that the tabular disclosure outlined in ASC 320-10-50-8B for the credit loss recognized in earnings was not valuable information for the investor, as the only item presented would be the credit loss itself (bulleted item “b” in ASC 320-10-50-8B). The Company hereby confirms that bulleted items “a” and “c” through “g” in ASC 320-10-50-8B were zero for the fiscal year ended September 30, 2009.

The Company recorded the $1.4 million loss during the quarter ended December 31, 2008. While the adoption of ASC 820-10 occurred for the quarter ended June 30, 2009, it was determined as discussed above, that the loss was attributed, in all material respects to a credit loss. Therefore, none of the loss was recharacterized as other comprehensive income.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 89

8.	We note your statement that no “significant changes” in your internal control over financial reporting occurred during the most recently completed fiscal quarter that materially affected your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires disclosure of “any change” in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm, if true, that there was no changes in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect your internal control over financial reporting and provide us with a representation that you will provide conforming disclosure in future filings.

Response:

The Company confirms that there were no changes in its internal control over financial reporting that materially affected, or were reasonably likely to materially affect its internal control over financial reporting. The Company also confirms that it has provided conforming disclosure in its Form 10-Q for the quarterly period ended December 31, 2009, filed with the SEC on February 5. 2010.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A. filed January 13, 2010.)

General

9.	We note that you have provided information for the principal executive and financial officers and only two other named executive officers. Please tell us how you determined that you have included in your executive compensation discussion all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K. In your response, please specifically address whether any of your officers not named in the summary compensation table is a vice president in charge of a principal business unit, division or function (such as sales, administration or finance) or is an officer or person who performs a policy making function. Please refer to Exchange Act Rule 3b-7.

Response:

The Company has considered the standards set forth in Exchange Act Rule 3b-7 that include those individuals who are president or vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or who perform a policy-making function for a registrant as executive officers. The Company respectfully submits that the Company has complied with Item 402 of Regulation S-K in its disclosure as the Company has determined there are only four named executive officers under these standards. No other individuals currently have roles or perform functions that would lead them to be considered executive officers of the Company. The Company’s named executive officers for fiscal year 2009 are different from those set forth in the prior year’s Proxy Statement, as the Company disclosed compensation for both our former Chief Financial Officer (in addition to our current Chief Financial Officer) and its former Executive Vice President, Products and Operations for the prior fiscal year. After he resigned from his position in December 2007, the Company did not replace its former Executive Vice President, Products and Operations and instead the remaining officers assumed those responsibilities. As the management of its operations continues to change, the Company of course will continue to make the appropriate periodic analysis as to who its executive officers are and whose compensation must be disclosed under Item 402 of Regulation S-K.

Compensation Components, page 13

10.

We note that total cash compensation for your named executive officers, was determined to be between the median and approximately 75th percentile of the 2009 Peer Group. We note further that your equity awards for the fiscal year 2009 were also in the median to approximately 75th percentile. Please tell us more specifically how the cash compensation and equity awards for each of the named executive officers compared to the benchmarks to which you referred and whether discretion was used to determine actual payment amounts. Please also confirm that you will include disclosure to this effect in future filings, as warranted. Refer to our guidance titled Staff Observations in the Review of Executive Compensation Disclosure and to Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, both available on our website.

Response:

As discussed on page 11 of the Proxy Statement, the Compensation Committee of the Board of Directors of the Company is guided by three key principles when determining executive compensation. They are to (i) align risk and return, (ii) pay for performance and (iii) compensate competitively (which includes a goal of retention). The Compensation Committee uses discretion with respect to each of these principles.

The Compensation Committee considers input from many sources when applying these principles, including compensation at a peer group of companies. The process of determining the peer group is described on page 12 of the Proxy Statement.

Unlike some companies, however, the Compensation Committee does not use peer group compensation benchmarks to dictate actual executive compensation. In particular, the compensation philosophy does not mandate that an executive’s compensation be set at a specific percentile, or within a range of percentiles, of the compensation of comparable executives at the peer group. Instead, the Compensation Committee considers peer group data as a helpful reference point or data input, along with other information, in evaluating its compensation decisions. Furthermore, the Company includes a discussion of peer group data in the Proxy Statement because the Company believes it is a helpful reference point by which investors can assess its compensation practices, not because the Compensation Committee philosophy utilizes this data to determine the specific compensation level relative to the peer group.

The Company read the references cited in comment #10 as providing that where a benchmark analysis is material to ultimate compensation decisions, a company may be asked to disclose where a particular compensation element fell with respect to a particular benchmark. As explained above, the Company does not use peer group data to dictate a specific compensation level or amount, and thus does not believe that benchmarking is a material determinant of compensation as contemplated by these references. Accordingly, the Company respectfully submits that disclosing how specific executives compare against the peer group is neither required by these references nor helpful to investors in understanding how the Compensation Committee determined individual compensation levels. However, in response to comment #10, the Company will include disclosure in future filings to more clearly explain how the Compensation Committee uses peer group data and why it does not believe that peer group data is a material determinant of executive compensation.

Item 15. Exhibits and Financial Statement Schedules

11.	Several of your exhibits are incorporated by reference form your Registration Statement on Form S-1 and amendments thereto; however the dates provided in the exhibit list do not appear to correspond with your historical filings. See as examples Exhibits 10.12 through 10.14. Please tell us how this complies with the requirements of Item 10(d) of Regulation S-K.

Response:

The Company respectfully informs the Staff that it has reviewed its exhibits and agrees that the historical filings referenced do not meet the requirements of 10(d) of Regulation S-K as FreeMarkets, Inc. (which Ariba merged with and into in 2004) no longer has a reporting requirement with the Commission. The Company respectfully advises the Staff that it will file each exhibit that references FreeMarkets’ Registration Statement on Form S-1 and amendments thereto with the Commission in its Form 10-K for the fiscal year ended September 30, 2010.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We would appreciate the Staff’s confirmation by telephone that we have provided an adequate response to the Staff’s comments. If you should have any comments or requests for information, please direct them to me. You can reach me at 11625 Rainwater Drive, Alpharetta, GA 30004 or you can contact by phone number (678) 336-2770 or by fax at (678) 336-2920.

Very truly yours,

Ariba, Inc.

/s/ Ahmed Rubaie
Ahmed Rubaie
Chief Financial Officer

cc:	Chris Cavanaugh, VP & Corporate Controller

Lynette Horrell, Ernst & Young LLP

David Middler, General Counsel

Brooks Stough, Esq., Gunderson, Dettmer